December 6, 2016

Allison White, Esq.

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Recon Series Trust

Dear Ms. White:

On November 23, 2016, Recon Capital Series (the “Trust”) filed a preliminary proxy statement with respect to each of its series seeking shareholder approval of the election of an existing Trustee and a new investment advisory agreement. On November 28, 2016 and on or about December 2, 2016 you provided oral comments on the preliminary proxy statement to the undersigned. Please find below the Trust's revised response to comment 1, which the Trust has authorized Thompson Hine LLP to make on behalf of the Trust.

1.                  Comment: Please include the disclosure required by Item 9 of Schedule 14A, which requires information about the registered investment company’s independent accountant.

Response: Related disclosures have been amended to read as follows.

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

The Trust’s independent registered public accounting firm is BBD, LLP (“BBD”). BBD has served in this capacity since the Trust commenced operations. Shareholders are not being asked to approve BBD as it is selected and appointed by the Trust’s Audit Committee and Board. BBD has not attended shareholder meetings and is not expected to attend the upcoming Meeting. If a representative or representatives from BBD were to attend the Meeting, they would have the opportunity to make a statement if they wished to and would be expected to be available to respond to questions.

Fees of Independent Registered Public Accountants

The following table presents the fees for professional services rendered by BBD fiscal years ended October 31, 2014 and October 31, 2015. Professional services for the year ended October 31, 2016 are not yet complete and, therefore, fees are not known.

Fee Category	2014 Fees	2015 Fees
Audit fees	$26,000	$41,500
Audit-related fees	0	0
Tax fees	7,000	6,000
All other fees	0	0
Total fees	$33,000	$47,500

Allison White, Esq.

December 1, 2016

Tax-related fees are for services related to tax compliance, tax advice, tax planning, tax return preparation and filing of the Funds’ federal and state income tax returns and federal excise tax returns.

The Trust’s Audit Committee pre-approves all audit and permissible non-audit services rendered. The Audit Committee will, when required by applicable rules, pre-approve all audit and permissible non-audit services to be provided by the independent accountants to the Trust, to its investment adviser and to any entity controlling, controlled by or under common control with the investment adviser that provides ongoing services to the Trust, if the engagement relates directly to the operations and financial reporting of the Trust. All audit and non-audit services were pre-approved by the Audit Committee. During the last two fiscal years, no non-audit fees were billed by BBD for services rendered to the Trust’s investment adviser or any entity controlling, controlled by or under common control with such investment adviser. Pre-approval by the Audit Committee of the types of services that could be provided under the categories reported above was not waived under provisions contained in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X as none where provided.

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If you should have any questions concerning this response, please contact me at (202) 973-2727.

Sincerely,

/s/ Bibb L. Strench

Bibb L. Strench

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